EXHIBIT 99.1

NANOBIOTIX Announces Launch of Global Follow-On Offering and a Concurrent Private Placement Along with the Removal of the EIB Cash Covenant

PARIS and CAMBRIDGE, Mass., Nov. 01, 2023 (GLOBE NEWSWIRE) -- NANOBIOTIX (Euronext: NANO – NASDAQ: NBTX – “Nanobiotix” or the “Company”), a late-clinical stage biotechnology company pioneering physics-based approaches to expand treatment possibilities for patients with cancer, announces the launch, subject to market and other conditions, of an approximately $30.0 million global follow-on offering (representing approximately €28.4 million) reserved to specified categories of investors consisting of (i) an offering of its American Depositary Shares (“ADSs”), each representing one ordinary share, €0.03 nominal value per share (each an “Ordinary Share”), of the Company, in the United States (the “U.S. Offering”) and (ii) an offering of its Ordinary Shares, exclusively to “qualified investors” in Europe (including France) within the meaning of Article 2(e) of Regulation (EU) 2017/1129, as amended (the “Prospectus Regulation”), and certain other countries (excluding the United States and Canada) (the “European Offering”). The U.S. Offering and the European Offering are referred to, together, as the “Global Offering”.

Pursuant to an existing securities purchase agreement, Johnson & Johnson Innovation – JJDC, Inc. (“JJDC”) is obligated to subscribe, subject to any required approvals, for $25.0 million of Ordinary Shares in the form of restricted ADSs (the “Placement Amount”), at a price per ADS equal to the offering price in the U.S. Offering in a concurrent private placement, exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), contingent and conditioned upon the consummation of the Global Offering with gross proceeds of at least $25.0 million (the “Concurrent Private Placement”). The Placement Amount will be reduced, if necessary, such that JJDC will not hold greater than 9.99% of the outstanding voting rights of the Company’s capital stock (the “Regulatory Cap”), in which case the portion of the Placement Amount in excess of the Regulatory Cap shall be issuable, subject to prior approval of the French Ministry of Economy in accordance with applicable French foreign investment control rules. The closing of the Global Offering is not conditioned on the closing of the Concurrent Private Placement.

Jefferies LLC is acting as global coordinator and joint bookrunner for the Global Offering. Leerink Partners, Guggenheim Securities and H.C. Wainwright & Co. are also acting as joint bookrunners for the Global Offering.

The Global Offering would be subject to an underwriting agreement. The underwriting agreement would not constitute a performance guarantee (garantie de bonne fin) within the meaning of Article L. 225-145 of the French Commercial Code (Code de commerce).

In connection with the Global Offering, the Company intends to grant the underwriters for the Global Offering a 30-day option to purchase additional ADSs, in an amount of up to 15% of the total number of Ordinary Shares (including in the form of ADSs) to be sold in the Global Offering, on the same terms and conditions, in accordance with delegation granted by the Company’s combined shareholders’ meeting held on June 27, 2023 in its 26th resolution.

The Ordinary Shares to be sold in the Global Offering (including in the form of ADSs and, in the case of JJDC, restricted ADSs) will be issued without preferential subscription rights for existing shareholders by way of:

  A first capital increase pursuant to the delegation granted by the Company’s combined shareholders’ meeting held on June 27, 2023 in its 24th resolution and in accordance with Article L. 225-138 of the French Commercial Code (Code de commerce), reserved to specific investors meeting the criteria set by the shareholders’ meeting in the 24th resolution – i.e., natural or legal entities (including companies), trusts and investment funds or other investment vehicles that invest on a regular basis, or have invested at least €1 million within the last 36 months, in the healthcare or biotechnology sectors.
  A second capital increase to be sold to JJDC in the Concurrent Private Placement pursuant to the delegation granted by the Company’s combined shareholders’ meeting held on June 27, 2023 in its 25th resolution and in accordance with article L. 225-138 of the French Commercial Code (Code de commerce), reserved to a specific investor meeting the criteria set by the shareholders’ meeting in the 25th resolution – i.e., an industrial company, institution or entity operating in the healthcare or biotechnology sector, either directly or through a controlled company or a company by which they are controlled, where applicable when entering into a commercial agreement, financing contract or partnership with the Company.

All securities to be sold in the Global Offering and the Concurrent Private Placement will be offered by the Company. The Company’s ADSs are listed on the Nasdaq Global Select Market under the ticker symbol “NBTX.” The Company’s Ordinary Shares are listed on the regulated market of Euronext in Paris (“Euronext”) under the symbol “NANO.”

The final amount of the Global Offering, the offering price in the U.S. Offering in U.S. dollars and the offering price in the European Offering in euros, as well as the final number of ADSs and Ordinary Shares sold in the Global Offering will be determined following a book-building process commencing immediately as of the date hereof. The Company will announce the results of the Global Offering as well as the number and subscription price of the Ordinary Shares and ADSs to be issued in the context of the Global Offering and the Concurrent Private Placement as soon as practicable after pricing thereof in a subsequent press release.

The number of securities to be sold in the Global Offering will be determined by the Company’s Executive Board in accordance with the delegation granted by the Company’s combined shareholders’ meeting of the Company held on June 27, 2023, pursuant to its 24th, 25th and 29th resolutions.

The offering price of each Ordinary Share to be issued in the European Offering will be in euros and at least equal to the volume weighted average price of the Ordinary Shares on Euronext over the last three trading sessions preceding the pricing of the Global Offering (i.e. October 30, October 31 and November 1, 2023), subject to a maximum 15% discount. The offering price of each ADS in the U.S. Offering and in the Concurrent Private Placement will be the U.S. dollars equivalent.

Ordinary Shares (including those underlying ADS) issued in the Global Offering and the Concurrent Private Placement will be subject to an application for admission to trading on Euronext on the same trading line as the existing Ordinary Shares of the Company currently listed on Euronext, under the same ISIN code FR0011341205. The trading of Nanobiotix’s Ordinary Shares on Euronext will be suspended on November 2, 2023 until the opening of trading of Nanobiotix’s ADSs on the Nasdaq Global Select Market at approximately 2:30 pm (Paris time) / 9:30 a.m. (New York time) on November 2, 2023, prior to which Nanobiotix will publish the allocation of share capital to be effective following settlement and delivery of the securities sold in the Global Offering.

As of September 30, 2023, the Company had cash and cash equivalents of €38.7 million (unaudited). The Company intends to use the net proceeds from the Global Offering, together with the proceeds from the Concurrent Private Placement, as follows:

  approximately 32% of the net proceeds to advance the Company’s NANORAY-312 global randomized Phase 3 clinical trial in the United States and the EU for the treatment of locally advanced head and neck cancers, and approximately 17% of the proceeds for the related increase of production capacity and supply of NBTXR3 required for this study;
  approximately 27% to advance the research and development of the Company’s other preclinical and clinical programs and related regulatory and medical activities; and
  approximately 24% to other operating expenses funding and other general corporate purposes, including financing expenses (including a payment to the EIB).

The expected use of proceeds represents the Company’s intentions based upon its current plans and business conditions. The Company cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of Global Offering and Concurrent Private Placement or the amounts that the Company will actually spend on the uses set forth above. The amounts and timing of the Company’s actual expenditures and the extent of clinical development may vary significantly depending on numerous factors, including the progress of the development efforts, the status of and results from preclinical studies and any ongoing clinical trials or clinical trials the Company may commence in the future, as well as any collaborations that the Company may enter into with third parties for its product candidates and any unforeseen cash needs. As a result, the Company’s management will retain broad discretion over the allocation of the net proceeds.

Pursuant to discussions with the European Investment Bank (the “EIB”), the EIB has agreed to the removal of the minimum cash and cash equivalent covenant from the Company’s EIB loan, effective October 13, 2023, subject to: (i) the Company’s repayment of the payment-in-kind (‘‘PIK’’) prepayment amount of approximately €5.4 million in accordance with the terms of the EIB loan in respect of PIK interest accrued through October 12, 2023 (the ‘‘PIK prepayment condition’’) and (ii) the introduction of an additional mechanism for further prepayment of the €20.0 million milestone payment required under the EIB loan, which will require prepayments equal to a tiered low single digit percentage of future equity or debt financing transactions raising up to an aggregate of €100.0 million, on a cumulative basis, increasing to a mid-single digit percentage for such financings greater than €100.0 million (the ‘‘Milestone Prepayment Mechanism’’). The PIK prepayment condition was satisfied on October 12, 2023.

For illustration of the Milestone Prepayment Mechanism, in connection with an equity financing of €50 million, in the aggregate, the Company would be required to prepay approximately €0.5 million towards the €20.0 million milestone payment under the EIB loan.

The agreement with EIB requires that the foregoing amendments be reflected in consolidated amended and restated documentation for the EIB loan agreement and related royalty agreement no later than February 15, 2024.

In connection with the Global Offering, the Company’s executive board members and supervisory board members are subject to a contractual lock-up for a period of 90 days after the pricing of the Global Offering, subject to customary exceptions, including an exception for the purpose of financing the exercise price of stock options and/or satisfying any applicable taxes due in connection with such exercise. The Company has also agreed to be bound by a contractual lock-up for a period of 90 days after the pricing of the Global Offering, subject to customary exceptions.

A shelf registration statement on Form F-3 (including a prospectus) relating to the Company’s securities was filed with the Securities and Exchange Commission (the “SEC”) on February 4, 2022 and subsequently declared effective on February 16, 2022. The Company has also filed with the SEC a preliminary prospectus supplement (and accompanying prospectus) relating to and describing the terms of the Global Offering (the “Preliminary Prospectus Supplement”). Before purchasing ADSs or Ordinary Shares in the Global Offering, you should read the Preliminary Prospectus Supplement and the accompanying prospectus filed with the SEC on November 1, 2023, together with the documents incorporated by reference therein. You may obtain these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, a copy of the Preliminary Prospectus Supplement (and accompanying prospectus) relating to the Global Offering may be obtained from Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY 10022, or by telephone at (877) 821-7388 or by email at Prospectus_Department@Jefferies.com; from Leerink Partners LLC, Attention: Syndicate Department, 53 State Street, 40th Floor, Boston, MA 02109, or by telephone at (800) 808-7525 ext. 6105, or by email at syndicate@leerink.com; or from Guggenheim Securities, Attention: Equity Syndicate Department, 330 Madison Avenue, 8th Floor, New York, NY 10017, by telephone at (212) 518-9544, or by email at GSEquityProspectusDelivery@guggenheimpartners.com; or from H.C. Wainwright & Co., LLC, 430 Park Avenue, 3rd Floor, New York, NY 10022, by telephone at (212) 856-5711 or by e-mail at placements@hcwco.com.

Potential investors should carefully consider the risks described under “Risk Factors” in the Preliminary Prospectus Supplement, including the following risks:

  shareholders not participating in the Global Offering and Concurrent Private Placement may see their participation in the Company's share capital diluted due to the issuance of new securities;
  the volatility and liquidity of the Company's Ordinary Shares and ADSs may experience significant fluctuation (mainly downwards), and there may be differences on Nasdaq and Euronext; and
  sales of the Company's Ordinary Shares and ADSs, in particular by its significant shareholders, could occur on the market and have an adverse impact on the Company's trading prices.

About NANOBIOTIX

Nanobiotix is a late-stage clinical biotechnology company pioneering disruptive, physics-based therapeutic approaches to revolutionize treatment outcomes for millions of patients; supported by people committed to making a difference for humanity. The Company’s philosophy is rooted in the concept of pushing past the boundaries of what is known to expand possibilities for human life.

Incorporated in 2003, Nanobiotix is headquartered in Paris, France and is listed on Euronext since 2012 and on the Nasdaq Global Select Market in New York City since December 2020. The Company has subsidiaries in, among other, Cambridge, Massachusetts (United States).

Nanobiotix is the owner of more than 20 umbrella patents associated with three (3) nanotechnology platforms with applications in 1) oncology; 2) bioavailability and biodistribution; and 3) disorders of the central nervous system. The Company’s resources are primarily devoted to the development of its lead product candidate–NBTXR3—which is the product of its proprietary oncology platform and has been granted with a CE marking in Europe for the treatment of patients with soft tissue sarcoma under the brand name Hensify®.

Contacts

Nanobiotix
Communications Department Brandon Owens VP, Communications +1 (617) 852-4835 contact@nanobiotix.com	Investor Relations Department Craig West SVP, Investor Relations +1 (617) 583-0211 investors@nanobiotix.com
Media Relations
France – Ulysse Communication Pierre-Louis Germain + 33 (0)6 64 79 97 51 plgermain@ulysse-communication.com	Global – LifeSci Advisors Ligia Vela-Reid +44 (0) 7413825310 Lvela-reid@lifesciadvisors.com

Special Note Regarding Forward-Looking Statements

This press release contains “forward-looking” statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding Nanobiotix’s proposed Global Offering and the use of proceeds therefrom. Words such as “expects,” “intends,” “can,” “could,”, “may,” “might,” “plan,” “potential,” “should,” and “will,” or the negative of these and similar expressions are intended to identify forward-looking statements. These forward-looking statements, which are based on our management’s current expectations and assumptions and on information currently available to management. These forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those implied by the forward-looking statements, including such as market conditions, including the trading price and volatility of Nanobiotix’s ADSs and Ordinary Shares, and risks related to Nanobiotix’s business and financial performance. Further information on the risk factors that may affect Company business and financial performance is included in Nanobiotix’s Annual Report on Form 20-F filed with the SEC on April 24, 2023 under “Item 3.D. Risk Factors”, in Nanobiotix’s half-year report, which was filed with the SEC on Form 6-K and with the AMF on September 26, 2023, and in any subsequent filings Nanobiotix makes with the SEC from time to time, which are available on the SEC’s website at www.sec.gov. Nanobiotix may not consummate the proposed Global Offering and, if the proposed Global Offering is consummated, cannot provide any assurances regarding its final terms. The forward-looking statements included in this press release speak only as of the date of this press release, and except as required by law, Nanobiotix assumes no obligation to update these forward-looking statements publicly.

Disclaimers

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities of the Company, nor shall there be any sale of such securities, in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The distribution of this press release may be subject to legal or regulatory restrictions in certain jurisdictions. Any person who comes into possession of this press release must inform him or herself of and comply with any such restrictions.

This document does not constitute an offer to the public in France and the securities referred to in this document can only be offered or sold in France pursuant to article L. 411-2 of the French Monetary and Financial Code to qualified investors (investisseurs qualifiés) acting for their own account as defined in the Prospectus Regulation.

This announcement is an advertisement and not a prospectus within the meaning of the Prospectus Regulation.

In France, the Global Offering and the Concurrent Private Placement described above will take place solely in the context of two capital increases to the benefit of categories of institutional investors, in accordance with Article L. 225-138 of the French Commercial Code (Code de commerce) and applicable regulations. The European Offering is reserved, in Europe (including in France), to “qualified investors”, as that term is defined in Article 2(e) of the Prospectus Regulation.

In relation to each member state of the European Economic Area other than France (each, a “Relevant Member State”), an offer of the securities referred to herein is not being made and will not be made to the public in that Relevant Member State, other than (i) to any legal entity which is a qualified investor as defined in the Prospectus Regulation, (ii) to fewer than 150 natural or legal persons per Relevant Member State; or (iii) in any other circumstances falling within Article 1(4) of the Prospectus Regulation; provided that no such offer of the securities referred to herein shall require the Company to publish a prospectus pursuant to Article 3 of the Prospectus Regulation. For the purposes of the above, the expression an “offer to the public” in any Relevant Member State shall have the meaning ascribed to it in article 2(d) of the Prospectus Regulation.

This communication is being distributed only to, and is directed only at (a) persons outside the United Kingdom, (b) persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), and (c) high net worth entities, and other persons to whom it may otherwise lawfully be communicated, falling within Article 49(2) of the Order (all such persons together being referred to as “relevant persons”). Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons. Any person who is not a relevant person should not act or rely on this communication or any of its contents.

Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the Ordinary Shares offered in the Global Offering has led to the conclusion in relation to the type of clients criteria only that: (i) the type of clients to whom the Ordinary Shares are targeted is eligible counterparties and professional clients only, each as defined in Directive 2014/65/EU, as amended (“MiFID II”); and (ii) all channels for distribution of the Ordinary Shares offered in the Global Offering to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Ordinary Shares (a “distributor”) should take into consideration the manufacturers’ type of clients assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Ordinary Shares offered in the Global Offering (by either adopting or refining the manufacturers’ type of clients assessment) and determining appropriate distribution channels.

This press release has been prepared in both French and English. In the event of any discrepancies between the two versions of the press release, the French language version shall prevail.

Attachment

  2023-11-01 -- NBTX -- Global Launch of Public Offering -- FINAL -- US Only (https://ml.globenewswire.com/Resource/Download/eee21a79-1695-46a8-b554-1973d0738935)